May 7, 2026

VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Lauren Hamill

Re:	Request for Effectiveness for Eledon Pharmaceuticals, Inc.

Registration Statement on Form S-3 (File No. 333-295498)

Dear Ms. Hamill:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Eledon Pharmaceuticals, Inc. (the “Registrant”) hereby respectfully requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 p.m. Eastern Time, on May 11, 2026, or as soon thereafter as practicable. The Registrant respectfully requests that you notify Shelly Heyduk of O’Melveny & Myers LLP of such effectiveness by telephone at (949) 823-7968.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact Ms. Heyduk at the telephone number above.

Very truly yours,

Eledon Pharmaceuticals, Inc.

By:	/s/ Paul Little
Name: Paul Little
Title: Chief Financial Officer

cc:	Shelly Heyduk, O’Melveny & Myers LLP